Exhibit 99.21

LETTER OF CONSENT

Mark Haydon, Aus IMM
Geology Manager
Stawell Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the Reserve and Resource Statement ("the Reserve and Resource Statement") prepared as of Dec 31, 2008 for the Stawell Gold Mine, Victoria Australia, in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which are included in the Annual Report.

March 30, 2009

By:	/s/ Mark Haydon
Mark Haydon ,AusIMM
Geology Manager, Stawell Gold Mine
Northgate Minerals Corporation